UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-43068

Quantum eMotion Corp.

2300 Alfred Nobel

Montreal Québec

Canada H4S 2A4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

Other Event — Appointment of Director

On May 8, 2026, the board of directors (the "Board") of Quantum eMotion Corp. (the "Company") appointed Catherine Loubier as a member of the Board, effective immediately.

In connection with the appointment of Ms. Loubier, the Board increased the size of the Board to six directors. Ms. Loubier will serve as a director until the Company's next annual meeting of shareholders, and until such time as her successor is duly elected and qualified, or until her earlier death, resignation, or removal. In addition, the Board appointed Ms. Loubier to serve as a member of the Audit Committee and the Corporate Governance and Nominating Committee of the Board, effective immediately. Following Ms. Loubier's appointment, the Audit Committee is comprised of Catherine Loubier, Francis Bellido and Tullio Panarello, constituting a majority of independent directors.

Ms. Loubier is a business owner and senior advisor to the corporate world, and a U.S. and Canadian political television commentator. Ms. Loubier spent half her career in the private sector and the other half in Canadian politics. As Québec's top diplomat in the United States, she played a key role in finalizing the largest renewable hydropower contract ever concluded between Canada and New York State. Previously, she served as Deputy Chief of Staff to Québec's Premier and senior adviser to the 22nd Prime Minister of Canada. In the private sector, Ms. Loubier advised business leaders in various industries, including as General Manager, CEO Office and Global Director of Communications for the Renault Nissan Mitsubishi Alliance. Ms. Loubier served as a board member of the Canadian American Business Council until 2025 and currently sits on the board of NanoXplore Inc. (TSX: GRA) and Concordia University. Ms. Loubier holds a bachelor's degree and a master's degree from Université du Québec à Montréal and a finance certificate from Harvard Business School Online.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Quantum eMotion Corp.

Date: May 14, 2026	By:	/s/ Marc Rousseau
	Name:	Marc Rousseau
	Title:	Chief Financial Officer